6350 South 3000 East	801.947.3100 phone
Salt Lake City, Utah 84121	801.944.4629 fax

June 9, 2011

Andrew Mew

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:                             Overstock.com, Inc.
Form 10-Q for the Quarterly Period Ended September 30, 2010
Filed October 29, 2010
File No. 000-49799

Dear Mr. Mew:

Below are the responses of Overstock.com, Inc. (the “Company,” “we”, “us”, or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 31, 2011, with respect to the Company’s Form 10-Q for the Quarterly Period Ended September 30, 2010 filed with the Commission on October 29, 2010, File No. 000-49799.

For your convenience, the response to question number three from your letter dated May 31, 2011 is prefaced by the exact text of the Staff’s corresponding comment in bold text.

3.                                      Please submit your letter dated May 20, 2011 on EDGAR.

In Exhibit 1, we have provided the requested response.

At your request the Company acknowledges that:

1.             the company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.             staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.             the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing to the undersigned at (801) 947-3242.

Very truly yours,

/s/ Stephen J. Chesnut

Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.

Exhibits:

Exhibit 1 — Confidential Information to be delivered with Confidential Treatment Rule 83 document.